Exhibit 10.45
SECOND RESTATED EMPLOYMENT AGREEMENT
     This Second Restated Employment Agreement (Agreement) is effective as of December 3, 2010 by and between Willis North America Inc. (Employer) and Victor P. Krauze (Employee).
     Whereas, Employee previously entered into a Restated Employment Agreement with Employer that became effective as of March 1, 2008 (the Prior Employment Agreement);
     Whereas, the parties now wish to update the terms and conditions of Employee’s employment and have this Agreement supercede and replace the Prior Employment Agreement; and
     Whereas, Employee’s execution of this Agreement will result in Employee’s eligibility for, among other things, that promotion and RSU Award described in the Offer of Promotion letter which is attached as Exhibit A (subject to the terms and conditions of Exhibit A);
     Now therefore, in consideration of Employee’s continued employment with Employer, the mutual covenants and promises contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with intent to be bound, the parties agree as follows:
1. Recitals, Compensation and Benefits. The recitals above are operative provisions of this Agreement. Employer will provide Employee with compensation and benefits as described in that Offer of Promotion letter which has been signed by the parties and is attached to, and made a part of, this Agreement as Exhibit A. Such compensation and benefits may be changed by Employer pursuant to its normal compensation and benefit review procedures or from time to time.
2. Confidential Information and Work for Hire.
     a. Employer shall provide Employee with access to nonpublic Employer/Willis1 information to the extent reasonably necessary to the performance of Employee’s job duties. Employee acknowledges that all non-public information (including, but not limited to, information regarding Employer’s clients), owned or possessed by Employer/Willis (collectively, “Confidential Information”) constitutes a valuable, special and unique asset of the business of Employer/Willis. Employee shall not, during or after the period of his/her employment with Employer (i) disclose, in whole or in part, such Confidential Information to any third party without the consent of Employer or (ii) use any such Confidential Information for his/her own purposes or for the benefit of any third party. These restrictions shall not apply to any information in the public domain provided that Employee was not responsible, directly or indirectly, for such information entering the public domain without the Employer’s consent. Upon termination of Employee’s employment hereunder, Employee shall promptly return to Employer all Employer/Willis materials, information and other property (including all files, computer discs and manuals) as may then be in Employee’s possession or control.

[1]	All references in this Agreement to “Employer/Willis” shall be understood to refer to Employer and/or Employer’s parent companies and other affiliates, as well as their successors and assigns.

     b. Any work prepared by Employee as an employee of Employer including written and/or electronic reports and other documents and materials shall be “work for hire” and shall be the exclusive property of the Employer. If, and to the extent that, any rights to such work do not vest in Employer automatically, by operation of law, Employee shall be deemed to hereby unconditionally and irrevocably assign to Employer all rights to such work and Employee shall cooperate fully with Employer’s efforts to establish and protect its rights to such work.
3. Employee Loyalty, Non-competition and Non-solicitation. Employee owes a duty of loyalty to Employer and, while in Employer’s employ, shall devote Employee’s entire business time and best good faith efforts to the furtherance of Employer’s legitimate business interests. All business activity participated in by Employee as an employee of Employer shall be undertaken solely for the benefit of Employer. Employee shall have no right to share in any commission or fee resulting from such business activity other than the compensation referred to in paragraph 1. While this Agreement is in effect and for a period of two years following termination of Employee’s employment with Employer, Employee shall not, within the Territories described below:
a. directly or indirectly solicit, accept, or perform, other than on Employer’s behalf, insurance brokerage, insurance agency, risk management, claims administration, consulting or other business performed by the Employer/Willis from or with respect to (i) clients of Employer/Willis with whom Employee had business contact or provided services to, either alone or with others, while employed by either Employer or any affiliate of Employer and, further provided, such clients were clients of Employer/Willis either on the date of termination of Employee’s employment with Employer or within twelve (12) months prior to such termination (the Restricted Clients) and (ii) active prospective clients of Employer/Willis with whom Employee had business contacts regarding the business of the Employer/Willis within six (6) months prior to termination of Employee’s employment with Employer (the Restricted Prospects).
b. directly or indirectly (i) solicit any employee of Employer/Willis (Protected Employees) to work for Employee or any third party, including any competitor (whether an individual or a competing company) of Employer/Willis or (ii) induce any such employee of Employer/Willis to leave the employ of Employer/Willis.
For purposes of this paragraph 3, “Territories” shall refer to those counties where the Restricted Clients, Restricted Prospects, or Protected Employees of Employer/Willis are present and available for solicitation.
4. Term and Termination. This Agreement shall commence upon the effective date first set forth above and shall continue until terminated (i) by Employee upon thirty (30) days’ prior written notice to Employer of Employee’s employment resignation, (ii) by Employer without Good Cause2 upon thirty (30) days’ prior written notice of employment termination to Employee, (iii) immediately by Employer upon any willful misconduct or material breach by Employee of this Agreement, (iv) immediately by Employer upon the occurrence of Good Cause, or (v) immediately upon the Employee’s death or disability (as disability is defined in Employer’s Long Term Disability Benefits Plan). If this

[2]	Good Cause is defined in Exhibit A.

Agreement is terminated by either party on thirty (30) days’ prior written notice pursuant to this paragraph 4, Employee shall remain an employee of Employer through the effective date of such termination, subject to all of the rights and obligations of an employee during such period, and Employee’s employment hereunder shall terminate at the end of the notice period. At its option, Employer may direct Employee not to report to work and/or enter Employer’s office premises or otherwise perform certain services during such thirty (30) day notice period, and Employee shall comply with any such direction. During such thirty (30) day notice period, Employer shall pay Employee the base salary due Employee during the notice period in accordance with its normal payroll practices (such thirty (30) days shall be treated as one (1) month’s pay for employment termination purposes). Paragraphs 2, 3, 5 and 7 shall survive termination of this Agreement.
Post Employment Non-Competition: During the Post Employment Non-Compete Period (as that term is defined below), Employee shall not work for (whether as an employee, officer, director, agent or otherwise) or be engaged or concerned in, or have a financial interest in (other than an ownership position of less than 5% in any company whose shares are publicly traded or any non-voting non-convertible debt securities in any company) any Competitor (as that term is defined below) of Employer/Willis within the Relevant Area (as that term is defined below). During the Post Employment Non-Compete Period, Employee shall receive payments equal to the base salary payments Employee would have received if Employee had been in Employer’s employ during the Post Employment Non-Compete Period (the Non-Compete Payments). These Non-Compete Payments will be made on the same frequency as such salary payments were made during Associate’s employment. The Post Employment Non-Compete Period shall run concurrently with the two (2) year post employment restrictive covenants in paragraph 3 of this Agreement.3 If, under this Agreement or any other written agreement Employee may have with Employer or any of its affiliates (including, but not limited to, any parent company of Employer), Employee becomes eligible to receive any other post employment payments similar to the Non-Compete Payments, then any Non-Compete Payments provided to Employee shall also serve as payment and satisfaction of such other post employment payments.4
Post Employment Non-Compete Period, as used in this Agreement, shall refer to the one year period following the date upon which Employee’s employment terminates due to either Employee’s resignation or Employer’s notice to Employee of employment termination. Provided further and notwithstanding the immediately preceding sentence, Employer may in its discretion shorten the duration of the Post Employment Non-Compete Period to a period of less than one year. If Employer chooses to shorten the duration of the Post Employment Non-Compete Period then Employer shall (i) notify Employee within thirty (30) days of the date of Employee’s employment termination of

[3]	Thus, for example, if the Post Employment Non-Compete Period of paragraph 4 this Agreement has a one-year duration, then the two (2) year post employment restrictive covenants of paragraph 3 of this Agreement will be effective for twelve months after the expiration of such one year Post Employment Non-Compete Period.

[4]	For example, if Employer terminates Employee’s employment without Good Cause and thereafter provides Non-Compete Payments which, in total, are equivalent to twelve (12) months’ base salary, such Non-Compete Payments would also fully satisfy any obligation of Employer to provide Employee with severance pay equivalent to twelve (12) months’ base salary under that section of Exhibit A captioned “Termination without Good Cause”.

revised duration of the Post Employment Non-Compete Period (the Revised Period) and (ii) only be obligated to provide Non-Compete Payments during the Revised Period. Further, the Employer shall have the discretion to eliminate completely the Post Employment Non-Compete Period. If Employer decides to eliminate the Post Employment Non-Compete Period then: (i) Employer shall notify Employee of such decision within thirty (30) days of either party giving notice to the other party of the termination of Employee’s employment under this Agreement; (ii) Employer shall have no obligation to provide Non-Compete Payments; and (iii) Employee shall continue to be bound by Employee’s other surviving obligations under this Agreement (including, but not limited to, those post-employment obligations of Employee as are set forth in surviving paragraphs 2 and 3 of this Agreement). Further provided that if Employer terminates Employee’s employment without Good Cause (as that term is defined in Exhibit A) and chooses to eliminate or shorten the Post Employment Non-Compete Period, then Employer shall remain subject to any obligation it may have under the terms and conditions of Exhibit A to provide severance payments as described in that section of Exhibit A which is captioned “Termination without Good Cause”. 5
Competitor, as used above, shall mean any business principally engaged in insurance brokerage, reinsurance brokerage, surety brokerage, bond brokerage, insurance agency, underwriting agency, managing general agency, risk management, claims administration, self-insurance, risk management consulting or other business which is either performed by Employer/Willis or is a business in which Employer/Willis has taken steps toward engaging. It is further provided that Competitor includes, but is not limited to, the following businesses and their respective subsidiaries and/or other affiliates: Aon Corporation, Arthur J. Gallagher & Co. and Marsh Incorporated.
Relevant Area, as used above, shall mean the counties, parishes, districts, municipalities, cities, metropolitan regions, localities and similar geographic and political subdivisions, within and outside of the United States of America, in which Employer/Willis has carried on Business (as Business is defined below) in which Employee has been involved or concerned or working on other than in a minimal and non-material way at any time during the period of twelve months prior to the date on which Employee ceases to be employed by Employer.
Business, as used above, shall mean insurance brokerage, reinsurance brokerage, surety brokerage, bond brokerage, insurance agency, underwriting agency, managing general agency, risk management, claims administration, self-insurance, risk management consulting or other business performed by the Employer/Willis.
5. Mandatory Binding Arbitration. Except for a claim beginning with a request for injunctive relief brought by Employer or Employee, Employer and Employee agree that any dispute arising either under this Agreement or from the employment relationship shall be resolved by arbitration — it is understood that disputes arising either under this Agreement or from the employment relationship shall be understood to include, but not be limited to, any and all disputes concerning any claim by the Employee against the Employer/Willis concerning or relating to (i) alleged illegal discrimination against the Employee in the terms and conditions of employment (including but not limited to any

[5]	If Employer shortens, but does not eliminate, the Post Employment Non-Compete Period, any severance payments made under Exhibit A shall also serve as satisfaction of Non-Compete Payments.

claim of alleged illegal discrimination on the basis of race, color, religion, sex, gender, national origin, age, physical disability and/or mental disability), (ii) alleged public policy violations, (iii) alleged wrongful employment termination and/or (iv) any other disputes arising from or in connection with the employment relationship. Each party expressly waives any right, whether pursuant to any applicable federal, state, or local statute, to a jury trial and/or to have a court of law determine rights and award damages with respect to any such dispute. The party invoking arbitration shall notify the other party in writing (the “Written Notice”). The parties shall exercise their best efforts, in good faith, to agree upon selection of a single arbitrator. If the parties are unable to agree upon selection of a single arbitrator, they shall so notify the American Arbitration Association (“AAA”) or another agreed upon arbitration administrator and request that the arbitration provider work with the parties to select a single arbitrator. The arbitration shall be (i) conducted in accordance with the American Arbitration Association’s National Rules for the Resolution of Employment Disputes, (ii) held at a location reasonably convenient to that office of the Employer at which the Employee had most recently been assigned and (iii) completed within six months (or within such other time as the parties may mutually agree) of the receipt of Written Notice by the party being notified. The arbitrator shall have no authority to assess punitive or exemplary damages as to any dispute arising out of or concerning the provisions of this Agreement or otherwise arising out of the employment relationship, except as and unless such damages are expressly authorized by otherwise applicable and controlling statutes. The arbitrator’s decision shall be final and binding and enforceable in any court of competent jurisdiction. To the extent permitted by applicable law, each party shall bear its own costs, including attorneys’ fees, and share all costs of the arbitration equally. Nothing provided herein shall interfere with either party’s right to seek or receive damages or costs as may be allowed by applicable statutory law.
6. Representations and Warranties. Employee represents and warrants that Employee has reviewed and will abide by the Employer/Willis Code of Ethics.
7. Miscellaneous. This Agreement (i) sets forth the entire agreement between the Employee and Employer regarding the subject matter herein and (ii) supersedes, supplants and replaces any and all prior agreements (including the Prior Employment Agreement and Exhibit A to the Prior Employment Agreement6) and understandings between the Employee and the Employer regarding the subject matter herein. This Agreement may only be modified by a written instrument signed by both parties. If any term of this Agreement is rendered invalid or unenforceable by judicial, legislative or administrative action, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Except for notices by Employer to Employee which Employer chooses to hand deliver to Employee, any notices given pursuant to this Agreement shall be sent by first class US postal service or overnight courier service to the addresses set forth below (or, to the then current address of a party, with both parties agreeing to promptly provide the other party with written notice of any change in address). This Agreement shall be governed by the law of the state in which Employee is assigned a regular office location by Employer, without giving effect to that state’s conflicts of law principles. The waiver by either party of any breach of this Agreement shall not operate or be construed as a waiver of that party’s rights upon any subsequent breach. This Agreement shall inure to the benefit of and be binding upon

[6]	Exhibit A to the Prior Employment Agreement is that offer letter which is dated February 18, 2008 on its first page and is signed by Employee on its fourth page, bearing a signature date of 2/21/08.

and enforceable against the heirs, legal representatives and assigns of Employee and the successors and assigns of Employer. Should Employee be transferred or reassigned from Employer to a parent company or affiliate of Employer, this Agreement shall be deemed to be automatically assigned by Employer to such new employer. Employee’s acceptance of Employee’s first payment of compensation from such new employer shall be deemed as Employee’s acknowledgement of (i) such assignment and (ii) the continuation of Employee’s employment pursuant to the terms and conditions of this Agreement. Employee enters into this Agreement freely and voluntarily, under no duress, after having had sufficient time and opportunity to review and discuss it, at Employee’s discretion, with professional advisors of Employee’s choice. Employee acknowledges and agrees that (i) the consideration provided to Employee by Employer as set forth in this Agreement (inclusive of Exhibit A hereto) is sufficient to support covenants made by Employee to Employer within this Agreement and (ii) following Employee’s execution of this Agreement, Employee will at no time challenge the sufficiency and/or adequacy of the consideration provided in exchange for the various covenants provided by Employee to Employer within this Agreement. Monetary damages may not be an adequate remedy for Employee’s breach of paragraphs 2 or 3 of this Agreement and Employer may, in addition to recovering legal damages (including lost commissions and fees), proceed in equity to enjoin Employee from violating any of the provisions. Upon the commencement by the Employee of employment with any third party, during the two (2) year period following termination of employment hereunder, the Employee shall promptly inform such new employer of the substance of paragraphs 2 and 3 of this Agreement.
     IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement to become effective as of the date first above written.
EMPLOYEE: Victor P. Krauze
/s/ V P Krauze
Date: 4/21/11
Address:
EMPLOYER: Willis North America Inc.
One World Financial Center
200 Liberty Street
New York, NY 10281
BY: /s/ Celia R. Brown
TITLE: Executive Vice President, Group HR Director

Offer of Promotion – EXHIBIT A
April 8, 2011
Dear Vic:
Congratulations on your promotion to Chairman and Chief Executive Officer of Willis North America Inc. (the Company)! Provided you first execute and return this letter and the enclosed Second Restated Employment Agreement, then effective December 3, 2010 (i) you will become the Company’s Chairman and Chief Executive Officer and (ii) your compensation will be as described below.
Compensation and Benefits:
•	Salary; Title: Effective December 3, 2010, your base salary will be $52,083.33 per month (less applicable withholdings), which is equivalent to $625,000 per annum, and you will be promoted to Chairman and Chief Executive Officer of Willis North America Inc. [1] Your compensation, benefits, title, position, primary office location and duties may be changed by the Company from time to time, in accordance with the Company’s usual and applicable procedures.
•	General Benefits: You will participate in those Company employee benefit programs which are generally made available to the Company’s associates, in accordance with and subject to the normal terms and conditions of those programs.
•	Annual Incentive Plan (AIP): You will participate in the Company’s AIP (the terms of which may be modified by the Company from time to time) under which you may become eligible to receive an annual award. Subject to the other terms and conditions below, your AIP award in connection with your year 2011 contributions (the Year 2011 AIP Award) shall have a value of not less than $750,000 (Seven Hundred Fifty Thousand Dollars) and shall be issued in calendar year 2012 at the time when the Company usually issues AIP awards in connection with year 2011. Subject to the terms herein related to the Year 2011 AIP Award, any AIP awards to you shall rest in the discretion of the Company and will be subject to applicable withholdings. At the Company’s discretion, any AIP award distribution to you (including but not limited to the Year 2011 AIP Award) may be made, in whole or in part, in the form of (i) restricted stock units of Willis Group Holdings Public Limited Company or other instruments (including, but not limited to, other forms of security instruments), any and or all of which may be a form of deferred compensation and/or subject to vesting schedules and/or (ii) a restricted cash payment that is subject to a vesting schedule and/or repayment obligation under such circumstances as the Company may specify. Each of the foregoing forms of compensation will be subject

[1]	You acknowledge that such salary rate represents a material increase in your base salary (as compared to your base salary rate prior to December 3, 2010) and such position represents a promotion.

to such other terms and conditions as the Company specifies, in accordance with the Company’s usual compensation practices and procedures (as may be modified from time to time). Your participation in the AIP shall be subject to the other terms and conditions of such plan. Among other conditions, you must be in the active employ of the Company at the time that any AIP award is normally issued in order to be eligible to receive such award.
•	RSU Award: Subject to the terms and conditions below, on the first trading date of the first month which follows the occurrence of (i) execution of this letter and the Second Restated Employment Agreement by you and the Company and (ii) the approval of the RSU Award (as that term is defined below) by the Compensation Committee (the Grant Date), you will be granted an equity award of 25,000 restricted stock units (the RSU Award) of Willis Group Holdings Public Limited Company (Willis Group). The RSU Award will vest in equal tranches on the first, second, and third anniversaries of the Grant Date provided you are continuously employed by the Company during the period between the Grant Date and each such anniversary date. Additional terms and conditions of the RSU Award will be provided to you following the Grant Date and you will be required to complete, execute and return any and all RSU Award acceptance forms provided to you by Willis Group in order to receive and vest in such RSU Award. If you do not sign and return such acceptance forms within Willis Group prescribed time limits, the RSU Award may be canceled at the Willis Group’s discretion.
•	Termination without Good Cause: Pursuant to the terms of your Restated Employment Agreement, the Company may terminate your employment at any time without cause by providing you with thirty (30) days’ prior written notice of employment termination (which thirty (30) days shall be treated as one month’s pay for employment termination purposes). Subject to the other terms and conditions below in this letter, if your employment is terminated by the Company without Good Cause (as defined below), you will thereafter receive severance pay equivalent to twelve (12) months’ base salary[2] (less applicable withholdings) plus the cost of COBRA medical coverage benefits for twelve (12) months (less applicable withholdings). Such severance pay will be paid over a period of twelve (12) months, in equal semi-monthly installment payments.[3]
All other compensation and other benefits shall cease following such employment termination (except for any accrued salary due with respect to service provided prior to employment termination and except for any accrued and vested pension benefits, if any, or other vested benefits, if any, payable in the future). If you ever become eligible to receive any severance payments described in this offer letter, you agree that (i) such severance payments will be subject to discontinuance at the Company’s discretion if you should violate the terms of any surviving restrictive covenants as set forth in your Employment Agreement with the Company and (ii) your acceptance of

[2]	For purposes of calculating any such severance pay, the Company shall apply your monthly base salary rate as in effect immediately prior to your employment termination.

[3]	In no event shall the collective value of such semi-monthly installment payments exceed an amount that is equivalent to twelve (12) months’ base salary plus the cost of COBRA medical coverage benefits for twelve (12) months. All semi-monthly installment payments shall be subject to applicable withholdings.

any such payments shall constitute your knowing and voluntary waiver of any right or claim to receive severance benefits from the Company (or any of its affiliates) pursuant to any severance benefit plan (if any) that the Company (or any of its affiliates) may, at the time of your employment termination, maintain.
“Good Cause” for purposes of employment termination by the Company is defined as (i) your gross neglect of your duties, (ii) your conviction of a felony, (iii) dishonesty, embezzlement, or fraud by you in connection with your employment, (iv) the issuance of any final order for your removal as an associate of the Company by any state or federal regulatory agency, (v) your material willful breach of paragraph 2 (which is captioned “Confidential Information and Work for Hire”) or paragraph 3 (which is captioned “Employee Loyalty, Non-competition and Non-solicitation”) of your Restated Employment Agreement (as such agreement is referenced above), (vi) any material breach of the Company’s Code of Ethics by you, or (vii) your failure to maintain any insurance or other license necessary to the performance of the duties of your position. Good Cause shall not include an immaterial, isolated instance of ordinary negligence or failure to act, whether due to an error in judgment or otherwise, if you have exercised substantial efforts in good faith to perform the duties reasonably assigned or appropriate to your position. You will not be entitled to severance pay of any type from the Company following employment termination for Good Cause.
Vic, we look forward to your continuing contributions to the Willis team!
Sincerely,

/s/ Joseph Plumeri
Joseph P. Plumeri
Chairman and CEO
Willis Group Holdings Limited
I, Victor Krauze, sign below to agree to accept the promotion and my continued employment with the Company pursuant to the terms and conditions set forth above:

/s/ VP Krauze Name – Victor Krauze
4/21/11 Date